Exhibit (a)(5)(E)
Kay Jackson
972-281-1486
kay.jackson@kcc.com
Kimberly-Clark Corporation Completes Initial Tender Offer for I-Flow Corporation
Company Will Commence Subsequent Offering Period
DALLAS, TX (Nov. 18, 2009) — Kimberly-Clark Corporation (NYSE: KMB) today announced that the initial offering period of its tender offer for all outstanding shares of common stock of I-Flow Corporation (NASDAQ: IFLO) expired at midnight (New York City time) on November 17, 2009. The offer was conducted through Boxer Acquisition, Inc., a wholly-owned subsidiary of Kimberly-Clark.
     The depositary for the tender offer has advised Kimberly-Clark that, as of the expiration of the initial offering period, a total of approximately 21,279,272 shares of I-Flow common stock were validly tendered and not validly withdrawn, representing approximately 87.1 percent of the outstanding shares of I-Flow common stock. All shares that were validly tendered and not validly withdrawn during the initial offering period have been accepted for payment.
     The depositary has also advised Kimberly-Clark that it has received commitments to tender approximately 506,582 additional shares under the guaranteed delivery procedures described in the offer.
     Kimberly-Clark also announced that it is commencing through Boxer Acquisition, Inc. a subsequent offering period of its tender offer to acquire all remaining shares of I-Flow common stock. This subsequent offering period will expire at 5:00 p.m. (New York City time) on November 23, 2009, unless extended.
     Any shares validly tendered during this subsequent offering period will be accepted immediately for payment, and tendering stockholders will thereafter promptly be paid $12.65 in cash for each share of I-Flow common stock tendered, without interest and less any required withholding taxes. This is the same amount per share that was offered and paid in the initial offering period.
     The subsequent offering period enables holders of shares of I-Flow common stock who did not tender during the initial offering period to participate in the offer and receive the offer price on an expedited basis rather than waiting until the completion of
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the merger described below. Shares tendered during this subsequent offering period cannot be delivered by the guaranteed delivery procedure and may not be withdrawn. In addition, shares validly tendered during the initial offering period may not be withdrawn during the subsequent offering period.
     Following the expiration of the subsequent offering period, Kimberly-Clark intends to complete the acquisition of all remaining shares of I-Flow through a merger. Following the completion of the merger, I-Flow will operate as part of Kimberly-Clark Health Care.
About Kimberly-Clark and Kimberly-Clark Health Care
     Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. To learn more about Kimberly-Clark and its 137-year history of innovation, visit www.kimberly-clark.com.
     Around the world, medical professionals turn to Kimberly-Clark for a wide portfolio of solutions that improve the health, hygiene and well-being of their patients and staff. As part of their healing mission, caregivers rely on Kimberly-Clark Health Care to deliver clinical solutions and educational resources that they can depend on to prevent, diagnose and manage a wide variety of healthcare-associated infections.
     This over $1 billion global business segment of Kimberly-Clark Corporation holds the No. 1 or No. 2 positions in several categories including infection control solutions, surgical solutions, pain management and digestive health. And throughout the care continuum, patients and staff alike trust Kimberly-Clark medical supplies and devices, Kleenex brand tissues, Kimberly-Clark professional skin care products, and Scott brand towels for day-to-day needs. For more information, please visit www.kchealthcare.com.
     This press release contains “forward-looking statements.” These statements include, but are not limited to, statements about the expected benefits of the transaction involving Kimberly-Clark and I-Flow, including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, statements made in this communication about anticipated financial results, future operational improvements and results or regulatory approvals are also forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Kimberly-Clark’s and I-Flow’s expectations and projections.
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     Risks and uncertainties include satisfaction of closing conditions for the acquisition, the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; the potential that market segment growth will not follow historical patterns; general industry conditions and competition; business and economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign governmental laws and regulations, and trends toward healthcare cost containment. Kimberly-Clark can give no assurance that the merger will be completed.
     A further list and description of additional business risks, uncertainties and other factors can be found in Kimberly-Clark’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and I-Flow’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as well as other Kimberly-Clark and I-Flow SEC filings. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.kimberly-clark.com, www.iflo.com or on request from Kimberly-Clark or I-Flow. Many of the factors that will determine the outcome of the subject matter of this communication are beyond Kimberly-Clark’s or I-Flow’s ability to control or predict. Neither Kimberly-Clark nor I-Flow undertakes to update any forward-looking statements as a result of new information or future events or developments.
Important Additional Information
     This release is neither an offer to purchase nor a solicitation of an offer to sell securities. Kimberly-Clark has filed a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC). Kimberly-Clark has mailed an offer to purchase, forms of letter of transmittal and related documents to I-Flow stockholders. I-Flow has filed with the SEC, and has mailed to I-Flow stockholders, a solicitation/recommendation statement on Schedule 14D-9. INVESTORS AND I-FLOW STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS), AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 FILED BY I-FLOW WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.
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     These documents are available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents may be obtained free of charge by directing a request to Kimberly-Clark at P.O. Box 612606, Dallas, Texas 75261-2606, by phone at 972-281-1522, or email: stockholders@kcc.com.
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